                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 44


           SOUTHWESTERN LIFE CORPORATION (FORMERLY I.C.H. CORPORATION)
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($1.00 PAR VALUE)
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449264 10 0
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                                   (CUSIP No.)

                                Gary R. Weitkamp
                            Hirn Doheny Reed & Harper
                              2000 Meidinger Tower
                           Louisville, Kentucky 40202
                                 (502) 585-2450

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                                  June 30, 1994
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             (Date of Event which requires filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

(    )

Check the following box if a fee is being paid with this Statement:

(    )

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     ROBERT T. SHAW

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF, OO, AF, BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              30,846
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            969,154
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           30,846
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                969,154
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Robert T. Shaw beneficially owns 1,000,000 shares of common stock of Southwestern Life Corporation

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.12%

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14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     C. FRED RICE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

         United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              None
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            969,154
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           None
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                969,154
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     C. Fred Rice beneficially owns 969,154 shares of common stock of Southwestern Life Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.05%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED FIDELITY LIFE INSURANCE COMPANY

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1206360
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              None
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            None
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           None
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                None
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated Fidelity Life Insurance Company does not beneficially own any shares of common stock of Southwestern Life Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

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

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED NATIONAL CORPORATION (formerly Consolidated National Successor Corporation)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1067126
- ------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              None
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            969,154
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           None
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                969,154
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated National Corporation beneficially owns 969,154 shares of common stock of Southwestern Life Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.05%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

- ------------------------------------------------------------------------------

       This Amendment No. 44 amends Items 4, 5, and 6 of the
Schedule 13D filed by and on behalf of Consolidated National Corporation ("CNC"), Robert T. Shaw ("Mr. Shaw"), C. Fred Rice ("Mr. Rice") and Consolidated Fidelity Life Insurance Company ("CFLIC").

ITEM 1.  SECURITY AND ISSUER.

       Not Amended.

ITEM 2.  IDENTITY AND BACKGROUND.

       Not Amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Not Amended.

ITEM 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended to include at the end thereof the following:

       See ITEM 5 for disclosure concerning the transactions in which CFLIC transferred a total of 620,423 shares of Common Stock ($1.00 par value)("Common Stock") of Southwestern Life Corporation ("SLC") and 541,563 shares of Series 1984-A Preferred Stock of SLC ("Series 1984-A Preferred Stock") to SLC.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended to include at the end thereof the following:

       (a) CNC beneficially owns 969,154 shares of Common Stock (or 2.05% of those deemed outstanding).

       Mr. Shaw, by virtue of his ownership of 54.84% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock (or 2.12% of those deemed outstanding).

       Mr. Rice, by virtue of his ownership of 35.02% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 969,154 shares of Common Stock (or 2.05% of those deemed outstanding).

       As a result of the transactions described below, CFLIC is no longer the beneficial owner of any shares of Common Stock.

      (b) The following table shows the number of shares of Common Stock beneficially owned by each reporting person over which such reporting person has sole or shared voting and/or dispositive power.


                                                   Sole             Shared
Reporting    Sole Voting     Shared Voting     Dispositive      Dispositive
Person         Power            Power             Power             Power
- ---------    -----------     -------------     -----------      -------------

  CNC            0              969,154              0            969,154

 CFLIC           0                 0                 0               0

Mr. Shaw       30,846           969,154(1)         30,846         969,154(1)

Mr. Rice         0              969,154(1)           0            969,154(1)



Note to table:

     (1) Represents 969,154 shares of Common Stock owned by CNC.


     On June 30, 1994, pursuant to an agreement between CNC and CFLIC, dated June 15, 1993 (the "CFLIC Agreement"), SLC terminated certain insurance business written by an existing and a former subsidiary of SLC which was reinsured by CFLIC. Immediately following the terminations, CFLIC repurchased approximately $63 million of its preferred stock from SLC. Payment for the repurchase was made by CFLIC's transfer to SLC of 620,423 shares of Common Stock, 541,563 shares of Series 1984-A Preferred Stock, 140,000 shares of SLC's Series 1987-B Preferred Stock and approximately $30 million of senior debt of SLC.

     As a result of these transactions, each of Mr. Shaw, Mr. Rice, CNC, and CFLIC ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to include at the end thereof the following:

     As a result of the transactions described in ITEM 5, there are no longer any contracts, arrangements, undertakings or relationships between CFLIC and any person with respect to any securities of SLC.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Not Amended.

                                        SIGNATURE
       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   July 15, 1994

                                  /s/ ROBERT T. SHAW
                                  ---------------------------------------
                                  Robert T. Shaw, Individually


                                  /s/ C. FRED RICE
                                  ---------------------------------------
                                  C. Fred Rice, Individually


                                  CONSOLIDATED NATIONAL CORPORATION


                                  By: /s/ ROBERT T. SHAW
                                  ---------------------------------------
                                      Robert T. Shaw, President


                                  CONSOLIDATED FIDELITY LIFE
                                  INSURANCE COMPANY


                                  By: /s/ JERRY WALLACE RICE
                                  ---------------------------------------
                                      Jerry Wallace Rice, Vice President